UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2025

Commission File Number: 001-41823

Nvni Group Limited

P.O. Box 10008, Willow House, Cricket Square

Grand Cayman, Cayman Islands KY1-1001

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒         Form 40-F ☐

On February 28, 2025, the Board of Directors (the “ Board”) of Nvni Group Limited, an exempted company incorporated under the laws of the Cayman Islands (the “Company”), resolved by way unanimous written resolutions of the Directors (the “Written Resolution”) to convene an extraordinary general meeting of the Company (the “EGM”) for the purposes of requesting the members of the Company to pass certain resolutions, including, amongst other matters the following:

(i)	an ordinary resolution that the authorised share capital of the Company be amended and increased from US$5,000 divided into 500,000,000 Ordinary Shares of a par value of US$0.00001 each to US$5,005 divided into 500,000,000 Ordinary Shares of a par value of US$0.00001 each and 500,000 Class FF Shares by the creation of 500,000 Class FF Shares of a par value of US$0.00001 each, with the rights and subject to the restrictions set out in the Amended Articles (as defined below);

(ii)	a special resolution that the existing memorandum and articles of association of the Company be amended and restated in their entirety and be replaced by the form of amended and restated memorandum and articles of association, as attached at Appendix A of the Written Resolution (the "Amended Articles"); and

(iii)	a special resolution that the Company effectuate a reverse share split of: (i) the authorised and issued and outstanding shares; and (ii) the authorised and unissued shares, in the capital of the Company, par value US$0.00001 per share, in a ratio of any whole number in the range of 2-to-1 up to 250-to-1 with such ratio to be determined in the discretion of the Directors (the "Subdivision"), effective upon the Directors determining the ratio and resolving to approve the Subdivision.

The Board recommended for approval by the shareholders the creation of the Class FF Shares and the Subdivision, as well as the approval and adoption of the Amened Articles.

If approved by the shareholders, the Board will determine the final ratio of the reverse split to be implemented as part of the Subdivision (the "Reverse Split"). The Reverse Split is intended to maintain compliance by the Company with a minimum bid price of $1.00 per share for continued listing on Nasdaq, as set forth in Nasdaq Listing Rule 5550(a)(2)

If the Reverse Split is approved and subsequently effectuated, the number of issued and outstanding shares of Ordinary Shares will be reduced in accordance with the final split ratio as to be determined by the Board.

In connection with the Reverse Split, the Ordinary Shares will be designated a new CUSIP number.

Treatment of Share Options, Warrants and Restricted Shares

If the Reverse Split is effectuated, the number of ordinary shares into which the Company’s outstanding share options, warrants and other convertible securities as well as the options’ and warrants’ relevant exercise price per share and other convertible securities’ exercise or conversion price per share, as applicable, will be proportionally adjusted to reflect the Reverse Split.

Fractional Shares

If effected, any fractional shares that would have resulted because of the Reverse Split will be rounded up to the nearest whole share.

A copy of the Written Resolution is attached hereto as Exhibit 1.1. A copy of the Second Amended and Restated Memorandum and Articles of Association, if approved by the shareholders, which will become effective upon filing, is attached hereto as Exhibit 1.2. The foregoing descriptions of the Written Resolution and the Amended Articles are qualified in its entirety by reference to Exhibit 1.1 and Exhibit 1.2.

Exhibit No.	Description
1.1	Written Resolutions of the Directors of the Company
1.2	Form of Second Amended and Restated Memorandum and Articles of Association

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NVNI GROUP LIMITED

Date: March 3, 2025	By:	/s/ Pierre Schurmann
	Name:	Pierre Schurmann
	Title:	Chief Executive Officer

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